FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 13, 2013

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-	N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events

Signature

Other Events.

On November 11, 2013, PricewaterhouseCoopers, the restructuring professionals appointed as a result of the grant of the Company’s application for a provisional liquidation by the Grand Court of the Cayman Islands, issued the following press release.

“SUNTECH POWER HOLDINGS CO., LTD

(PROVISIONAL LIQUIDATORS APPOINTED)

ANNOUNCEMENT

Hong Kong, 11 November, 2013 - On 7 November 2013, the Grand Court of the Cayman Islands appointed Mr David Walker and Mr Ian Stokoe of PricewaterhouseCoopers as joint provisional liquidators (the “JPLs”) of Suntech Power Holdings Co., Ltd (“Suntech Power”), a company incorporated in the Cayman Islands. The JPLs intend to work with the Suntech Power Board and its various stakeholders to attempt to restructure Suntech Power and its affiliated group companies (the “Group”).

We refer to Suntech Power’s Form 6-K Filing dated 19 July 2013 which disclosed certain transfers and disposals of the shares of Suntech Power Japan Corporation (“Suntech Japan”) and Suntech Power Investment Pte., Ltd. (“Suntech Singapore”) to Wuxi Suntech Power Co., Ltd (“Wuxi Suntech”) purportedly made in connection with intragroup debt restructuring (the “Purported Share Disposals”).

We hereby put all relevant parties on notice that the JPLs will investigate and pursue the Group’s rights to the fullest extent in respect of the Purported Share Disposals. Both Suntech Japan and Suntech Singapore were owned by Power Solar System Co., Ltd (“PSS”) and PSS is an immediate subsidiary of Suntech Power. PSS may be insolvent under the laws of the British Virgin Islands (“BVI”), the jurisdiction in which it is incorporated. As such, the Purported Share Disposals undertaken by PSS early this year may be voidable under BVI Law.

The JPLs are also aware of the Hong Kong Stock Exchange announcement made by Shunfeng Photovoltaic International Ltd on 1 November 2013 in relation to its proposed purchase of the entire equity interest of Wuxi Suntech by its subsidiary Jiangsu Shunfeng Photovoltaic Technology Co., Ltd. PSS is the 100% shareholder of Wuxi Suntech and any transfer or disposal of Wuxi Suntech’s shares requires the prior written agreement and consent of PSS. Suntech Power has instructed the directors of PSS that they are NOT authorised (in any way, whether directly or indirectly) to transfer or otherwise dispose of (in any way) any assets of PSS without the prior written approval of the JPLs. This includes any transfer or disposal of the shares of Wuxi Suntech. As of today’s date, the JPLs have not given their approval to any transfer or disposal of the shares of Wuxi Suntech to Jiangsu Shunfeng Photovoltaic Technology Co., Ltd or any other company or entity.

The JPLs reserve all the rights against any person or entity who may have participated in or facilitated (in any way) any transfers or disposals of the shares of Suntech Japan, Suntech Singapore and/or Wuxi Suntech referred to herein and any potential subsequent transfer of those shares, including the proposed purchase of the entire equity interest of Wuxi Suntech by Jiangsu Shunfeng Photovoltaic Technology Co., Ltd.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Kim H. Liou
	Name:	Kim H. Liou
	Title:	General Counsel

Date: November 13, 2013